                                                                EXHIBIT 99(A)(1)

                             SHAW INDUSTRIES, INC.

     OFFER TO PURCHASE FOR CASH UP TO 8,000,000 SHARES OF ITS COMMON STOCK (INCLUDING ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)

                  AT A PURCHASE PRICE NOT IN EXCESS OF $14.00
                         NOR LESS THAN $11.00 PER SHARE

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 9, 1998, UNLESS THE OFFER
                                  IS EXTENDED.
    Shaw Industries, Inc., a Georgia corporation ("Shaw" or the "Company"), hereby invites its shareholders to tender shares of its Common Stock (the "Common Stock"), including the associated rights to purchase Series A Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between the Company and NationsBank, N.A., as successor to Citizens and Southern Trust Company (Georgia), N.A. (together, the Common Stock and the Rights are referred to as the "Shares"), to the Company at a price not in excess of $14.00 nor less than $11.00 per Share in cash, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal which together constitute the "Offer." The Company will determine a single price per Share, not in excess of $14.00 nor less than $11.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to purchase up to 8,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not in excess of $14.00 nor less than $11.00 per Share. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration, odd lot tender provisions and conditional tender provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 8,000,000 Shares pursuant to the Offer. See Section 15. No separate consideration will be paid for the Rights.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

    The Shares are listed and traded on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE"), under the symbol "SHX." On January 29, 1998, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the closing per Share sales price as reported by The Wall Street Journal was $11 15/16. Shareholders are urged to obtain current market quotations for the Shares. See Section 8.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS AUTHORIZED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.
                             ---------------------
                                   IMPORTANT
    Any shareholder desiring to tender all or any part of such shareholder's Shares should either (a) complete and sign a Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to Wachovia Bank, N.A. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or (b) request such shareholder's broker, dealer, commercial bank, trust company or other nominee (each of the foregoing, a "Custodian") to effect the transaction for such shareholder. Holders of Shares registered in the name of a Custodian should contact such Custodian if they desire to tender their Shares. Any shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedures for book-entry transfer by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3. SHAREHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PURCHASE PRICE AT WHICH SUCH SHAREHOLDERS ARE TENDERING SHARES IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.
                             ---------------------
    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
February 9, 1998

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                             ---------------------

                               TABLE OF CONTENTS

SECTION                                                            PAGE
-------                                                            ----
SUMMARY..........................................................  iii
INTRODUCTION.....................................................    1
THE OFFER........................................................    2
1.   Number of Shares; Proration.................................    2
2.   Purpose of the Offer; Certain Effects of the Offer..........    4
3.   Procedures for Tendering Shares.............................    5
4.   Withdrawal Rights...........................................    9
5.   Purchase of Shares and Payment of Purchase Price............   10
6.   Conditional Tender of Shares................................   11
7.   Certain Conditions of the Offer.............................   11
8.   Price Range of Shares; Dividends............................   13
9.   Source and Amount of Funds..................................   13
10.  Certain Information Concerning the Company..................   14
11.  Interest of Directors and Officers; Transactions and
     Arrangements Concerning Shares..............................   22
12.  Effects of the Offer on the Market for Shares; Registration
     under the Exchange Act......................................   22
13.  Certain Legal Matters; Regulatory Approvals.................   23
14.  Certain Federal Income Tax Consequences.....................   23
15.  Extension of Offer; Termination; Amendment..................   25
16.  Fees and Expenses...........................................   26
17.  Miscellaneous...............................................   27

                             ---------------------

                           FORWARD LOOKING STATEMENTS

     This Offer to Purchase, including the discussions in Section 1 and in
Section 2, contain certain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties. The Company cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those referred to or reflected in the forward-looking statements, including, but not limited to, the following: market conditions in the carpet industry; raw material prices; timing and level of capital expenditures; adverse results of litigation; the Company's ability to integrate acquisitions successfully; the Company's ability to introduce new products successfully; and other risks and uncertainties identified from time to time in the Company's reports filed with the Securities and Exchange Commission and in public announcements.

                                    SUMMARY

     The following summary is solely for the convenience of the Company's shareholders and is qualified in its entirety by reference to the full text of, and more specific details contained in, this Offer to Purchase.

Purchase Price.............  The Company will determine a single Purchase Price not in excess of $14.00 nor less than $11.00 per Share, net to the seller in cash, that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration, odd lot provisions and conditional tender provisions. Each shareholder desiring to tender Shares must specify in the Letter of Transmittal the price (not in excess of $14.00 nor less than $11.00 per Share) at which such shareholder is willing to have such shareholder's Shares purchased by the Company.

Number of Shares to be
  Purchased................  Up to 8,000,000 Shares (or such lesser number of
                             Shares as are properly tendered and not withdrawn). The Company reserves the right, in its sole discretion, to purchase more than 8,000,000 Shares pursuant to the Offer. See Section 15.

Proration..................  If more than 8,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on a pro rata basis, after the purchase of odd lot Shares. See Section 1.

How to Tender Shares.......  See Section 3. For further information, call the
                             Information Agent, the Dealer Manager or consult your broker for assistance.

Brokerage Commissions......  None. A tendering shareholder who holds Shares with such shareholder's Custodian may be required by such Custodian to pay a service charge or other fee.

Stock Transfer Tax.........  None, if payment is made to the registered shareholder.

Expiration Date............  12:00 Midnight, New York City time, on Monday,
                             March 9, 1998, unless extended by the Company.

Payment Date...............  As soon as practicable after the termination of the
                             Offer.

Position of the Company and
 its Directors.............. Neither the Company nor its Board of Directors
                             makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares or as to the purchase price of any tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

Withdrawal Rights..........  Tendered Shares may be withdrawn at any time until
                             12:00 Midnight, New York City time, on Monday, March 9, 1998, unless the Offer is extended by the Company, and, unless accepted for payment by the Company, after 12:00 Midnight, New York City time, on Monday, April 6, 1998. See Section 4.

Odd Lots...................  There will be no proration of Shares tendered by any shareholder owning beneficially less than 100 Shares who tenders all such Shares at or below the Purchase Price prior to the Expiration Date (as defined below) and who completes the "Odd Lots" box in the Letter of Transmittal. See Section 1.

Dividends..................  All shareholders of record at the close of business on Monday, February 16, 1998, will be entitled to a first quarter dividend of $0.075 per Share to be paid on Friday, February 27, 1998, regardless of whether such shareholders tender their Shares pursuant to the Offer either before or after the record date. In addition, the Board of Directors has determined that no further dividends shall be paid this fiscal year.

To the Holders of Common Stock of Shaw Industries, Inc.:

                                  INTRODUCTION

     The Company invites its shareholders to tender Shares, including the Rights, at a price not in excess of $14.00 nor less than $11.00 per Share, as specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer. The Company will determine a single Purchase Price, not in excess of $14.00 nor less than $11.00 per Share, net to the seller in cash, that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to purchase up to 8,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not in excess of $14.00 nor less than $11.00 per Share. All Shares acquired in the Offer will be acquired at the Purchase Price. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration, odd lot tender provisions and conditional tender provisions. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders will be returned to the tendering shareholders. The Company reserves the right, in its sole discretion, to purchase more than 8,000,000 Shares pursuant to the Offer. See Section 15.

     THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS AUTHORIZED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER. EACH SHAREHOLDER MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 8,000,000 Shares are properly tendered and not withdrawn at or below the Purchase Price, the Company will accept Shares for purchase first from all Odd Lot Holders (as defined in Section 1) who properly tendered all of their Shares at or below the Purchase Price and then on a pro rata basis from all other shareholders whose Shares are properly tendered at or below the Purchase Price and not withdrawn. See Section 1. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not withdrawn and Shares not purchased because of proration or conditional tenders, will be returned at the Company's expense promptly after the Expiration Date.

     The Purchase Price will be paid net to the tendering shareholder in cash for all Shares purchased. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. A tendering shareholder who holds Shares with such shareholder's Custodian may be required by such Custodian to pay a service charge or other fee. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. The Company will pay all fees and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch" or the "Dealer Manager"), the Depositary and Corporate Investor Communications, Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 16.

     Shareholders who are tendering Shares and are participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan") may instruct the administrator of such plan to tender all or part of the Shares credited to such participant's account in the Dividend Reinvestment Plan by following the instructions set forth in "Procedure for Tendering
Shares -- Dividend Reinvestment Plan" in Section 3.

     As of January 30, 1998, the Company had issued and outstanding 131,118,065 Shares. The 8,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 6.1% of the Shares outstanding as of January 30, 1998. The Shares are listed and traded on the NYSE and the PSE under the symbol "SHX." On January 29, 1998, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the closing per Share sales price as reported by The Wall Street Journal was $11 15/16. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

                                   THE OFFER

1.  NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 8,000,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date at a price (determined in the manner set forth below) not in excess of $14.00 nor less than $11.00 per Share, net to the seller in cash. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, March 9, 1998, unless and until the Company, in its sole discretion, shall have extended the time and date during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's right to extend, delay, terminate or amend the Offer, see
Section 15. The Company reserves the right to purchase more than 8,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 15. If the Offer is oversubscribed, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration, except for odd lots as described below.

     In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender Shares must specify the price, not in excess of $14.00 nor less than $11.00 per Share, at which such shareholders are willing to sell their Shares to the Company. The Company will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price, not in excess of $14.00 nor less than $11.00 net per Share in cash, that will allow it to purchase up to 8,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) pursuant to the Offer. No separate consideration will be paid for the Rights. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration, odd lot provisions and conditional tender provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and not withdrawn and Shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to Custodians whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 8,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will accept for purchase properly tendered Shares in the following order of priority:

          (a) First, all Shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder who:

             (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all Shares owned by such shareholder will not qualify for this preference); and

             (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (b) Second, after purchase of all of the foregoing Shares, all Shares conditionally tendered in accordance with Section 6, for which the condition was satisfied without regard to the procedure set forth in clause
     (c) below, and all other Shares tendered properly and unconditionally, in each case, at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with adjustments to avoid purchases of fractional Shares) as described below; and

          (c) Third, if necessary to permit the Company to purchase up to 8,000,000 Shares, Shares conditionally tendered, for which the condition was not initially satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with Section 6.

     Odd Lots. For purposes of the Offer, the term "odd lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn by or on behalf of any shareholder who owned, beneficially or of record, an aggregate of fewer than 100 Shares (an "Odd Lot Holder") including any Shares held in the Dividend Reinvestment Plan and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. In order to qualify for this preference, an Odd Lot Holder must properly tender all Shares beneficially owned by such shareholder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder will not only avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts in a sale of such holder's Shares. However, a tendering shareholder who holds Shares with such shareholder's Custodian may be required by such Custodian to pay a service charge or other fee. Any shareholder wishing to tender all of such shareholder's Shares pursuant to the odd lot provisions should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of the right.

     Proration. In the event that proration of tendered Shares is required, the Company will determine the final proration factor promptly following the Expiration Date. Proration for each shareholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such shareholder to the total number of Shares tendered by all shareholders, other than Odd Lot Holders, at or below the Purchase Price, subject to the conditional tender provisions described in Section 6. Due to the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot provisions, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five NYSE trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

     Pursuant to the provisions of the Rights Agreement between the Company and NationsBank, N.A., as successor to Citizens and Southern Trust Company (Georgia), N.A., each Share represents, in addition to the Common Stock, one Right. Upon becoming exercisable, but prior to the occurrence of certain events, each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at a price of $12.50 per share. If a person or group acquires or makes a tender or exchange offer to acquire 20 percent or more of the Company's Common Stock without the consent of the Company (an "Acquiring Shareholder"), the Rights will become exercisable and each Right will entitle each shareholder, other than the Acquiring Shareholder, to receive, upon payment of the purchase price, in lieu of preferred stock, a number of shares of Common Stock having a market value equal to twice the purchase price. The Rights are not currently exercisable and trade together with the associated Common Stock. The Rights will not become exercisable or separately tradeable as a result of the Offer. Absent circumstances causing the Rights to become exercisable or separately tradeable prior to the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the associated Rights. No separate consideration will be paid for such Rights, and sellers of Shares pursuant to the Offer will no longer own the Rights associated with such Shares.

     As described in Section 14, the number of Shares that the Company will purchase from a shareholder may affect the United States federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The Company is making the Offer because the Board of Directors believes that, given the current market price of the Shares and the Company's financial condition and outlook, the purchase of Shares at this time is a prudent use of its financial resources, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer represents an increase in and an acceleration of what would have been a continuing share repurchase program intended to enhance shareholder value both in the near and long term. Prior to the announcement of the Offer, the Company repurchased Shares pursuant to its share repurchase program in the open market and in privately-negotiated transactions. During 1997, the Company repurchased an aggregate of 3,820,000 Shares at an average purchase price of approximately $12.06 per Share under its share repurchase program at a cost of approximately $46,062,000.

     Concurrently with the announcement of the Offer, the Company announced that the Board of Directors intends to discontinue the quarterly cash dividend on the Shares effective following the payment of the first quarter dividend scheduled to be paid on Friday, February 27, 1998 to shareholders of record on Monday, February 16, 1998. Shareholders of record will be entitled to the quarterly $0.075 per Share dividend, regardless of whether they tender Shares either before or after the record date for the dividend. The Company believes that discontinuing the dividend improves the Company's financial flexibility and that the Offer is potentially a more tax efficient manner to distribute profits to its shareholders. The Company intends to utilize the increase in cash flow resulting from discontinuing the dividend for debt service and general corporate purposes.

     The Offer provides shareholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $14.00 nor less than $11.00 per Share) at which such shareholders may tender their Shares and, upon the terms and subject to conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with market sales. In addition, shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares in a transaction executed on a securities exchange. To the extent that the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the Company's cost for shareholder services may be reduced. Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     In consideration of the Offer, the Board of Directors also took into account the expected financial impact of the Offer, including the Company's increased debt as a result of the Offer and the resulting increased interest expense. See the information under the caption "Summary Unaudited Consolidated Pro Forma Financial Data" in Section 10. The Company believes that, following completion of the Offer, its cash, short-term investments and access to credit facilities, together with its anticipated cash flow from operations, will be adequate for its needs for the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence. Future events, such as unexpected operating losses or capital or other expenditures, might have the effect of reducing the Company's available cash balances or might reduce or eliminate the availability of external financial resources.

     Following the completion of the Offer, the Company will have approximately 3,900,000 Shares remaining authorized for repurchase under its share repurchase program. Although the Company has no current plans to acquire additional Shares other than through the Offer, the Company may in the future purchase additional Shares in the open market, in privately-negotiated transactions, through tender offers or otherwise. Any such purchase may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. However, Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be retained as treasury shares or will be cancelled and returned to the status of authorized but unissued shares and will be available for the Company to issue without further shareholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. Except for the issuance of Shares under current employee benefit plans, the Company has no current plans for the reissuance of the Shares repurchased pursuant to the Offer or for the issuance of any other authorized but unissued shares of Common Stock.

     See Section 12 for information regarding certain effects of the Offer on the market for the Shares and on their registration under the Exchange Act.

3.  PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, SHAREHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE, IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL, THE PRICE (IN MULTIPLES OF $0.25) AT WHICH THEIR SHARES ARE BEING TENDERED. Shareholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Holders who tender all of their Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at each of the Book-Entry Transfer Facilities (as defined below) within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, either
(i) a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other required documents must be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company or Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     If any Shares tendered and not withdrawn are not purchased, or if less than all Shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering shareholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such shareholder.

     Backup Federal Income Tax Withholding. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such shareholder's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that such shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.

     For a discussion of certain federal income tax consequences to tendering shareholders, see Section 14.

     Withholding for Foreign Shareholders. Even if a foreign shareholder has provided the required certification to avoid backup withholding, the Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a foreign shareholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign shareholder is any shareholder that is not
(i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions relating to the trust. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form
4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign shareholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 15 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder cannot deliver certificates for such Shares to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Depositary receives by hand or mail, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Facility), together with a properly completed and duly executed Letter of Transmittal and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares, and the Company's interpretation of the terms of the Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

     Dividend Reinvestment Plan. Shares credited to participants' accounts under the Dividend Reinvestment Plan will be tendered by Wachovia Bank, N.A., as administrator, according to instructions provided to the administrator from participants in the Dividend Reinvestment Plan. Shares for which the administrator has not received timely instructions from participants will not be tendered. The Dividend Reinvestment Plan is available only to shareholders of record. Accordingly, the participants in the Dividend Reinvestment Plan will receive all documents furnished to shareholders generally in connection with the Offer. Since the Depositary for the Offer also acts as administrator of the Dividend Reinvestment Plan, participants in the Dividend Reinvestment Plan may use the Letter of Transmittal to instruct the administrator regarding the Offer by completing the box entitled "Dividend Reinvestment Plan Shares." Each participant may direct that all, some or none of the Shares credited to the participant's account under the Dividend Reinvestment Plan be tendered and the price at which such participant's Shares are to be tendered. Participants in the Dividend Reinvestment Plan are urged to read the Letter of Transmittal and related materials carefully.

     Retirement Savings Plan Beneficiaries. If a shareholder desires to tender such shareholder's Shaw Industries, Inc. Retirement Savings Plan ("Retirement Savings Plan") Shares pursuant to the Offer, such shareholder must instruct the Trustee of the Retirement Savings Plan to tender such Shares by properly completing, duly executing and returning to the Trustee the Instruction Form sent to such shareholder by the Trustee. The Trustee will aggregate all such tenders and execute the requisite number of Letters of Transmittal on behalf of all beneficiaries. DELIVERY OF A LETTER OF TRANSMITTAL BY A SHAREHOLDER OF RETIREMENT SAVINGS PLAN SHARES DOES NOT CONSTITUTE PROPER TENDER OF RETIREMENT SAVINGS PLAN SHARES. PROPER TENDER OF RETIREMENT SAVINGS PLAN SHARES CAN ONLY BE MADE BY THE TRUSTEE, WHO IS THE RECORD OWNER OF SUCH SHARES.

     If a shareholder desires to tender non-Retirement Savings Plan Shares, as well as Retirement Savings Plan Shares, such shareholder must properly complete and duly execute a Letter of Transmittal for the non-Retirement Savings Plan Shares and deliver such Letter of Transmittal directly to the Depositary as well as following the directions above for tendering Retirement Savings Plan Shares. The Trustee cannot include non-Retirement Savings Shares in its Letter(s) of Transmittal.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of
(x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

     Lost or Destroyed Certificates. Shareholders whose certificates for part or all of their Shares have been lost, stolen, misplaced or destroyed must so indicate in the box entitled "Description of Shares Tendered" in the Letter of Transmittal. Such shareholders may alternatively make such notification to Wachovia Bank, N.A., as transfer agent, at the following address: 301 North Church Street, P.O. Box 3001 (27102), Winston-Salem, North Carolina 27101;
Attention: Shareholder Relations Group (telephone number: (800) 633-4236; fax number: (910) 770-4832) and you will be instructed as to the documents which may be required to be submitted by you together with the Letter of Transmittal in order to receive the stock certificate(s) representing the Shares.

4.  WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Monday, April 6, 1998.

     For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

     Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn Shares are properly re-tendered prior to the Expiration Date by again following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will (i) determine a single Purchase Price it will pay for the Shares properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering shareholders, and (ii) accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date (subject to the proration, odd lot provisions and conditional tender provisions of the Offer). For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered at or below the Purchase Price and not withdrawn (subject to the proration, odd lot provisions and conditional tender provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single Purchase Price per Share for up to 8,000,000 Shares (subject to increase or decrease as provided in Section 15) or such lesser number of Shares as are properly tendered at prices not in excess of $14.00 nor less than $11.00 per Share and not withdrawn as permitted in Section 4.

     The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders.

     In the event of proration, the Company will determine the final proration factor and pay for those Shares tendered and accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence the payment for Shares purchased until approximately five NYSE trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration or conditional tenders, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering shareholder at the Company's expense as promptly as practicable after the Expiration Date. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN SHAREHOLDERS.

6.  CONDITIONAL TENDER OF SHARES.

     Under certain circumstances set forth in Section 1 above, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in
Section 14, the number of Shares to be purchased from a particular shareholder might affect the tax consequences to such shareholder of such purchase and such shareholder's decision whether to tender. Accordingly, a shareholder may tender Shares subject to the condition that a specified minimum number, if any, must be purchased, and any shareholder wishing to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of Shares from the shareholder pursuant to the Offer in such a manner that it will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. It is the tendering shareholder's responsibility to calculate such minimum number of Shares and each shareholder is urged to consult such shareholder's own tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of Shares to be purchased from any shareholder below the minimum number so specified, such tender will automatically be deemed withdrawn, except as provided in the next paragraph, and Shares tendered by such shareholder will be returned as soon as practicable after the Expiration Date.

     However, if so many conditional tenders would be deemed withdrawn that the total number of Shares to be purchased falls below 8,000,000 Shares, then, to the extent feasible, the Company will select enough of such conditional tenders, which would otherwise have been deemed withdrawn, to purchase such desired number of Shares. In selecting among such conditional tenders, the Company will select by random lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased. Conditional tenders will be selected by lot only from shareholders who tender all of their Shares.

     IN THE EVENT OF PRORATION, ANY SHARES TENDERED PURSUANT TO A CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED (EXCEPT AS PROVIDED ABOVE) AND WILL THEREBY BE DEEMED WITHDRAWN.

7.  CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after February 9, 1998 and prior to the Expiration Date (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares;
     (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on February 6, 1998;

          (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned after the date of this Offer that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

          (e) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's reasonable judgment, is or may be material to the Company or its subsidiaries.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

8.  PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are listed and traded on the NYSE and on the PSE under the symbol "SHX." The following table sets forth, for the periods indicated, the high and low per Share sales prices as reported by The Wall Street Journal and the cash dividends paid per Share in each such fiscal quarter:

                                                               HIGH       LOW     DIVIDENDS
                                                              -------   -------   ---------
1996:
1st Quarter.................................................  $14 7/8   $10 3/4    $0.075
2nd Quarter.................................................   13 3/4    11 1/8     0.075
3rd Quarter.................................................   15 3/8    11 1/2     0.075
4th Quarter.................................................   13 3/8    11         0.075
1997:
1st Quarter.................................................  $14 1/2   $11 5/8    $0.075
2nd Quarter.................................................   13 1/8    10 7/16    0.075
3rd Quarter.................................................   12 15/16  10 3/8     0.075
4th Quarter.................................................   13 1/2    10 7/8     0.075
1998:
1st Quarter (through February 5, 1998)......................  $11 1/4   $10 13/16  $0.075*

---------------

* Payable on February 27, 1998 to shareholders of record as of the close of business on February 16, 1998, regardless of whether or not Shares are tendered in the Offer. On January 29, 1998, the Company announced that the Board of Directors determined to discontinue the payment of cash dividends for the remainder of fiscal 1998.

     On January 29, 1998, the last trading day on the NYSE prior to the announcement of the terms of the Offer, the closing per Share sales price as reported by The Wall Street Journal was $11 15/16. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

9.  SOURCE AND AMOUNT OF FUNDS.

     Assuming the Company purchases 8,000,000 Shares pursuant to the Offer at a purchase price of $14.00 per Share, the Company expects the maximum aggregate cost to be approximately $113.0 million (including estimated fees and expenses). It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses with internally generated funds and borrowings under a new credit facility the Company expects to establish with NationsBank, N.A. ("NationsBank") and SunTrust Bank, Atlanta ("SunTrust"), on or prior to the Expiration Date pursuant to a commitment letter dated February 4, 1998 (the "Commitment Letter"). NationsBank and SunTrust intend to syndicate a portion of their commitments to one or more financial institutions.

     The new credit facility, which will replace the Company's existing domestic credit facility, will have a term of five years and will provide for borrowings of up to $1.0 billion. Loans under the new credit facility will bear interest at floating rates based, at the option of the Company, on (i) the higher of the federal funds rate plus 0.5% and the NationsBank prime rate, or (ii) LIBOR plus applicable margins (including applicable facility fees) ranging from 0.32% to 1.0% depending on the Company's ratio of funded debt to EBITDA.

     The Commitment Letter provides that the definitive agreement for the credit facility will contain certain financial covenants related to the Company's ratio of EBIT to interest, minimum net worth and ratio of funded debt to EBITDA. The Commitment Letter also provides that the definitive credit agreement will contain usual and customary affirmative and negative covenants, including limitations on liens, debt, sale leaseback transactions, loans and investments, mergers, acquisitions and asset sales and limitations on transactions with affiliates, and customary events of default.

     The Company intends to repay borrowings under the credit facility with its operating cash flow.

     The Company currently is a party to two interest rate swap agreements with an aggregate notional amount of $300.0 million pursuant to which the Company agreed to pay interest at an effective fixed rate of 5.83% plus an applicable margin, currently 0.63%, determined based on the Company's financial results, with respect to the notional amounts of such agreements. As a result, the interest rate on $300.0 million of the Company's credit facility borrowings has been fixed. The existing interest rate swap agreements expire on March 31, 2002. The counterparty to such agreements has a one-time right to cancel them effective March 31, 2000.

     The consummation of the Offer is not contingent upon the Company entering into the new credit facility pursuant to the Commitment Letter.

10.  CERTAIN INFORMATION CONCERNING THE COMPANY.

GENERAL

     The Company is the world's largest carpet manufacturer based on both revenue and volume of production. The Company designs and manufactures approximately 2,500 styles of tufted and woven carpet for residential and commercial use under the PHILADELPHIA, TRUSTMARK, CABIN CRAFTS, SHAW COMMERCIAL CARPETS, STRATTON, NETWORX, SHAWMARK, EVANS BLACK, SALEM, SUTTON, REDBOOK, MINSTER and INVICTA trade names and under certain private labels. The Company's manufacturing operations are fully integrated from the processing of yarns through the finishing of carpet. The Company's carpet is sold in a broad range of prices, patterns, colors and textures with the majority of its sales in the medium to high retail price range. The Company sells its wholesale products to retailers, distributors and commercial users throughout the United States, Canada, Mexico, Australia and the United Kingdom; through its own residential retail and commercial contract distribution channels to various residential and commercial and end users in the United States; and to a lesser degree, exports to additional overseas markets.

     Substantially all carpet manufactured by the Company is tufted carpet made from nylon, polypropylene yarn and wool. In the tufting process, yarn is inserted by multiple needles into a synthetic backing, forming loops which may be cut or left uncut, depending on the desired texture or construction. According to industry estimates, tufted carpet accounted for 91.6% of unit volume shipments of carpet manufactured in the United States during 1996. Substantially all carpet manufactured in the United States is made from synthetic fibers, with nylon accounting for 62.3% of the total, polypropylene 31.5%, polyester 5.8% and wool 0.4%. During 1996, the Company processed approximately 96% of its requirements for carpet yarn in its own yarn processing facilities.

     The Company believes that its significant investment in modern, state-of-the-art equipment has been an important factor in achieving and maintaining its leadership position in the marketplace. During the five fiscal years ended December 28, 1996, the Company has invested approximately $824 million (including acquisitions) in property additions. The Company continually seeks opportunities for increasing its sales volume and market share. For example, the Company continues to expand its product lines of carpet manufactured from polypropylene fiber, including fibers produced by the Company's own extrusion equipment. The Company also has a manufacturing facility for the production of carpet tiles for the commercial market which has recently been expanded to facilitate the Company's growing demand for its tile products.

     The overall level of sales for the Company and the carpet industry is influenced by a number of factors, including consumer confidence and spending for durable goods, interest rates, turnover in housing, the condition of the residential construction industry and the overall strength of the economy. The Company's international operations are also impacted by the markets in which they operate.

     The marketing of carpet is influenced significantly by current trends in style and fashion, principally color trends. The Company believes it has been a leader in the development of color technology in the carpet industry and that its dyeing facilities are among the most modern and versatile in the industry. The Company maintains an in-house product development department to identify developing color and style trends which are expected to affect its customers' buying decisions. This department is strengthened by the Company's

Research and Development Center. This state-of-the-art complex includes a 75,000 square foot pilot plant featuring sample extrusion, yarn processing, tufting, dyeing, coating and shearing equipment, and three fiber and dye development laboratories.

RECENT DEVELOPMENTS

     Store Closings. On December 29, 1997, the Company announced its plans to close about 100 redundant and under-performing retail stores. The stores intended to be closed had sales of approximately $90,000,000 in fiscal 1997 and contributed negatively to the Company's profitability for that year.

     Settlement of Litigation. On January 14, 1998, the Company announced the settlement of patent and copyright litigation with Interface, Inc. ("Interface"). The settlement consists of two agreements. The first resolved claims of past infringement, on terms which were not disclosed. The second is a Copyright Arbitration Agreement which deals with future copyright issues. Under the terms of this Arbitration Agreement, both companies affirmed that they will not duplicate the copyrightable product designs of the other, and agreed to submit any copyright infringement claims that may arise to binding arbitration. The Arbitration Agreement is believed to be the first of its type between parties in the commercial carpet market.

     Agreement in Principle to Sell U.K. Assets. On January 27, 1998, the Company announced that it had reached an agreement in principle to sell Carpets International, PLC (the Company's wholly owned U.K. subsidiary) to an Atlanta venture capital firm and members of the subsidiary's management. The closing is expected to occur before the end of the Company's first quarter of fiscal 1998. The Company anticipates a reduction of approximately $85,000,000 in its consolidated debt as a result of this asset disposition and an income tax benefit of approximately $55,000,000 from such transaction.

     Earnings Release. On January 29, 1998, the Company reported unaudited results for the three and twelve month periods ended January 3, 1998.

     Sales for the quarter increased 6.0% to $928,892,000, up from $875,981,000 during the same period last year. Net earnings before store closing costs and reduction in the value of assets in the United Kingdom were $10,762,000, or $0.08 per Share. Net earnings before restructuring costs for the same period last year were $21,501,000, or $0.16 per Share.

     During the quarter, the Company recorded store closing costs of $36,349,000 ($22,817,000 after income taxes, or $0.17 per Share) related to the closing of approximately 100 of its residential retail stores. In addition, the Company wrote down the carrying value of the assets of Carpets International, PLC by $47,952,000 ($20,300,000 net of income taxes, or $0.15 per Share) as the result of the agreement in principle to sell the wholly owned U.K. subsidiary. After recording these costs, the Company had a net loss for the quarter of $32,355,000, or $0.24 per Share. Net earnings per Share data is the same on both a basic and diluted basis.

     Sales for the twelve months increased 11.7% to $3,575,774,000, up from $3,201,554,000 last year. Net earnings before store closing costs and reduction in the value of assets in the United Kingdom for the twelve months were $72,076,000, or $0.54 per Share, compared to net earnings before nonrecurring charges and restructuring costs of $84,714,000, or $0.62 Share, for the same period last year. After recording the store closing costs of $22,817,000 (net of income taxes), and the reduction of assets in the United Kingdom of $20,300,000 (net of income taxes), the Company had net earnings of $28,959,000 for the twelve months, or $0.22 per Share, compared to $34,023,000, or $0.25 per Share, for the same period last year. Net earnings per Share data is the same on both a basic and diluted basis.

     The following chart describes the effect of the store closing costs and the reduction of U.K. assets on the results of the fourth quarter of 1997 compared to 1996:

                                                4TH QUARTER 1997           4TH QUARTER 1996
                                            ------------------------   ------------------------
                                            EARNINGS (LOSS)    EPS     EARNINGS (LOSS)    EPS
                                            ---------------   ------   ---------------   ------
Net earnings before other charges.........   $ 10,762,000     $ 0.08    $ 21,501,000     $ 0.16
Store closing costs, net of income
  taxes...................................    (22,817,000)     (0.17)             --         --
Reduction in U.K. assets, net of income
  taxes...................................    (20,300,000)     (0.15)             --         --
Restructuring costs, net of income
  taxes...................................             --         --     (24,172,000)     (0.18)
                                             ------------     ------    ------------     ------
          Net (loss)......................   $(32,355,000)    $(0.24)   $ (2,671,000)    $(0.02)
                                             ============     ======    ============     ======

     The following chart describes the effect of the store closing costs and the reduction of U.K. assets on the results of the twelve months of 1997 compared to 1996:

                                                12 MONTHS ENDED            12 MONTHS ENDED
                                                JANUARY 3, 1998           DECEMBER 28, 1996
                                            ------------------------   ------------------------
                                            EARNINGS (LOSS)    EPS     EARNINGS (LOSS)    EPS
                                            ---------------   ------   ---------------   ------
Net earnings before other charges.........   $ 72,076,000     $ 0.54    $ 84,714,000     $ 0.62
Store closing costs, net of income
  taxes...................................    (22,817,000)     (0.17)             --         --
Reduction in U.K. assets, net of income
  taxes...................................    (20,300,000)     (0.15)             --         --
Nonrecurring charges, net of income
  taxes -- Adoption of SFAS 121...........             --         --     (26,519,000)     (0.19)
Restructuring costs, net of income
  taxes...................................             --         --     (24,172,000)     (0.18)
                                             ------------     ------    ------------     ------
          Net earnings....................   $ 28,959,000     $ 0.22    $ 34,023,000     $ 0.25
                                             ============     ======    ============     ======

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                              ---------------------------
                                                               JANUARY 3,    DECEMBER 28,
                                                                1998(1)          1996
                                                              ------------   ------------
Net sales...................................................  $928,892,000   $875,981,000
Cost of sales...............................................   706,907,000    669,538,000
                                                              ------------   ------------
Gross margin................................................   221,985,000    206,443,000
Selling, general and administrative expenses................   193,655,000    168,649,000
Pre-opening expenses, retail operations.....................       432,000      8,432,000
Store closing costs.........................................    36,349,000             --
Restructuring costs.........................................            --     19,963,000
Reduction of U.K. assets....................................    47,952,000             --
                                                              ------------   ------------
Operating (loss) income.....................................   (56,403,000)     9,399,000
Interest expense, net.......................................    15,904,000     12,396,000
Other (income), net.........................................    (1,777,000)    (1,251,000)
                                                              ------------   ------------
(Loss) before income taxes..................................   (70,530,000)    (1,746,000)
(Benefit) provision for income taxes........................   (36,484,000)     2,442,000
                                                              ------------   ------------
(Loss) before equity in income of joint venture.............   (34,046,000)    (4,188,000)
Equity in income of joint venture...........................     1,691,000      1,517,000
                                                              ------------   ------------
          Net (loss)........................................  $(32,355,000)  $ (2,671,000)
                                                              ============   ============
Earnings per common share:
  On a basic and diluted basis..............................  $      (0.24)  $      (0.02)
                                                              ============   ============
Weighted average shares:
  Basic.....................................................   132,766,761    134,266,754
                                                              ============   ============
  Diluted...................................................   133,059,098    134,266,754
                                                              ============   ============

---------------

(1) Fourteen weeks.

Note: Certain 1996 amounts have been reclassified to conform to the 1997 presentation.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                    TWELVE MONTHS ENDED
                                                              -------------------------------
                                                                JANUARY 3,      DECEMBER 28,
                                                                 1998(1)            1996
                                                              --------------   --------------
Net sales...................................................  $3,575,774,000   $3,201,554,000
Cost of sales...............................................   2,680,472,000    2,485,068,000
                                                              --------------   --------------
Gross margin................................................     895,302,000      716,486,000
Selling, general and administrative expenses................     722,590,000      541,338,000
Pre-opening expenses, retail operations.....................       3,953,000       13,595,000
Store closing costs.........................................      36,787,000               --
Restructuring costs.........................................              --       19,963,000
Reduction of U.K. assets....................................      47,952,000
Nonrecurring charges........................................              --       29,139,000
                                                              --------------   --------------
Operating income............................................      84,020,000      112,451,000
Interest expense, net.......................................      60,769,000       42,442,000
Other (income), net.........................................      (7,032,000)      (3,609,000)
                                                              --------------   --------------
Income before income taxes..................................      30,283,000       73,618,000
Provision for income taxes..................................       5,586,000       43,463,000
                                                              --------------   --------------
Income before equity in income of joint venture.............      24,697,000       30,155,000
Equity in income of joint venture...........................       4,262,000        3,868,000
                                                              --------------   --------------
          Net income........................................  $   28,959,000   $   34,023,000
                                                              ==============   ==============
Earnings per common share:
  On a basic and diluted basis --...........................  $         0.22   $         0.25
                                                              ==============   ==============
Weighted average shares:
  Basic.....................................................     133,523,380      135,731,360
                                                              ==============   ==============
  Diluted...................................................     133,714,496      135,915,308
                                                              ==============   ==============

---------------

(1) Fifty-three weeks.

Note: Certain 1996 amounts have been reclassified to conform to the 1997 presentation.

                   CONDENSED CONSOLIDATED BALANCE SHEET DATA
                                  (UNAUDITED)

                                                                JANUARY 3,      DECEMBER 28,
                                                                   1998             1996
                                                                ----------      ------------
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   43,571,000   $   49,581,000
  Accounts receivable, net..................................     374,516,000      393,983,000
  Inventories...............................................     530,059,000      556,785,000
  Other current assets......................................     118,267,000       81,056,000
                                                              --------------   --------------
          Total current assets..............................   1,066,413,000    1,081,405,000
Property, plant and equipment, net..........................     624,379,000      655,141,000
Other assets................................................     276,822,000      247,852,000
                                                              --------------   --------------
                                                              $1,967,614,000   $1,984,398,000
                                                              ==============   ==============

                          LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Notes payable.............................................  $       10,000   $   35,084,000
  Current maturities of long-term debt......................       2,752,000       17,431,000
  Accounts payable and accrued liabilities..................     322,692,000      358,546,000
                                                              --------------   --------------
          Total current liabilities.........................     325,454,000      411,061,000
Long-term debt, less current maturities.....................     930,424,000      825,280,000
Deferred income taxes and other liabilities.................      74,202,000       76,346,000
                                                              --------------   --------------
          Total liabilities.................................   1,330,080,000    1,312,687,000
Total shareholders' investment..............................     637,534,000      671,711,000
                                                              --------------   --------------
                                                              $1,967,614,000   $1,984,398,000
                                                              ==============   ==============

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) for the nine months ended September 27, 1997 and September 28, 1996 was derived from the unaudited condensed consolidated financial statements of the Company filed as part of the Company's Current Reports on Form 10-Q for such periods, which are incorporated herein by reference, but, in the opinion of the Company's management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The historical financial information (other than the ratios of earnings to fixed charges) for the twelve month periods ended December 28, 1996 and December 30, 1995 was derived from the audited consolidated financial statements of the Company filed as exhibits to, and incorporated by reference into, the Company's Annual Report on Form 10-K for the year ended December 28, 1996 (the "Company's 1996 Annual Report"), which is incorporated herein by reference, and other information and data contained in such report. More comprehensive financial information is included or incorporated by reference in the Company's reports on Form 10-Q and Form 10-K referred to above and the financial information which follows is qualified in its entirety by reference to such reports, and all of the financial statements and related notes contained or incorporated by reference therein, copies of which may be obtained as set forth below under the caption "-- Additional Information."

                                                      NINE MONTHS ENDED             TWELVE MONTHS ENDED
                                                -----------------------------   ---------------------------
                                                SEPTEMBER 27,   SEPTEMBER 28,   DECEMBER 28,   DECEMBER 30,
                                                    1997            1996            1996           1995
                                                -------------   -------------   ------------   ------------
                                                     (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                                         (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.....................................   $2,646,882      $2,325,593      $3,201,554     $2,869,828
Income before income taxes....................      100,813          75,364          73,618        106,755
Net income....................................       61,314          36,694          34,023         52,304
Earnings per common share:
  Basic and diluted(1)........................         0.46            0.27            0.25           0.38
Cash dividends per share......................         0.23            0.23            0.30           0.30
Weighted average shares Outstanding:
  Basic.......................................      133,795         136,220         135,731        135,872
  Diluted.....................................      133,941         136,414         135,915        136,378
Ratio of earnings to fixed charges(2).........         3.24x           3.45x           2.69x          3.45x
BALANCE SHEET DATA (AS OF END OF INDICATED
  PERIOD):
Working capital...............................   $  778,756      $  659,612      $  670,344     $  641,445
Property, plant and equipment, net............      659,977         644,529         655,141        631,990
Total assets..................................    2,120,159       1,945,157       1,984,398      1,662,783
Total long-term debt..........................      940,771         706,527         825,280        627,130
Shareholders' investment......................      723,695         731,890         671,711        710,189
Book value per common share(3)................         5.38            5.34            5.06           5.22

---------------

(1) Restated to conform to the requirements of Statement of Financial Accounting Standards No. 128.
(2) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes, non-distributed equity in income of joint venture and fixed charges, by the fixed charges. The fixed charges consist of interest expense.
(3) Book value per share has been calculated by dividing shareholders' investment by the number of common shares outstanding at the end of each of the periods presented.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

     The following summary unaudited consolidated pro forma financial data gives effect to the purchase of Shares pursuant to the Offer, based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Data, and gives effect to the purchase of Shares pursuant to the Offer as if it had occurred at the beginning of each period presented, with respect to income statement data, and on December 28, 1996 and September 27, 1997, respectively, with respect to balance sheet data. The summary unaudited consolidated pro forma financial data should be read in conjunction with the summary consolidated historical financial information and do not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted had the purchase of the Shares pursuant to the Offer been completed at the dates indicated.

                                                    NINE MONTHS ENDED          TWELVE MONTHS ENDED
                                                   SEPTEMBER 27, 1997           DECEMBER 28, 1996
                                                -------------------------   -------------------------
                                                HISTORICAL   PRO FORMA(1)   HISTORICAL   PRO FORMA(1)
                                                ----------   ------------   ----------   ------------
                                                  (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                                                     (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.....................................  $2,646,882    $2,646,882    $3,201,554    $3,201,554
Income before income taxes....................     100,813        95,128        73,618        66,032
Net income....................................      61,314        57,897        34,023        29,441
Earnings per common share:
  Basic and diluted(2)........................        0.46          0.46          0.25          0.23
Weighted average shares
  outstanding:
  Basic.......................................     133,795       125,795       135,731       127,731
  Diluted.....................................     133,941       125,941       135,915       127,915
Ratio of earnings to fixed charges(3).........        3.24x         2.88x         2.69x         2.29x
BALANCE SHEET DATA (AS OF END OF INDICATED
  PERIOD):
Working capital...............................  $  778,756       776,506    $  670,344       668,094
Total assets..................................   2,120,159     2,120,159     1,984,398     1,984,398
Total long-term debt..........................     940,771     1,053,771       825,280       938,280
Shareholders' investment......................     723,695       610,695       671,711       558,711
Book value per common share(4)................        5.38          4.82          5.06          4.48

---------------

(1) The following assumptions were made in developing the summary unaudited consolidated pro forma financial data presented above:
     (a) a total of 8,000,000 Shares are purchased at the maximum offer price of $14.00 per Share;
     (b) expenses related to the Offer total $1,000,000;
     (c) the aggregate Purchase Price and Offer expenses are financed through additional borrowings under the Company's new credit facility at an average interest rate of 6.31% per annum; and
     (d) marginal tax rates of 39.9% and 39.6% for the nine months ended September 27, 1997 and the fiscal year ended December 28, 1996, respectively.
(2) Restated to conform to the requirements of Statement of Financial Accounting Standards No. 128.
(3) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes, non-distributed equity in income of joint venture and fixed charges, by the fixed charges. The fixed charges consist of interest expense.
(4) Book value per share has been calculated by dividing shareholders' investment by the number of common shares and pro forma common shares outstanding at the end of each of the periods presented.

ADDITIONAL INFORMATION.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Shares are listed for trading on the NYSE and PSE and reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and the PSE, 301 Pine Street, San Francisco, California 94104.

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of January 30, 1998, the Company had issued and outstanding 131,118,065 Shares. The 8,000,000 Shares that the Company is offering to purchase represent approximately 6.1% of the Shares then outstanding. As of January 30, 1998, the Company's directors and executive officers as a group (15 persons) beneficially owned an aggregate of 21,892,461 Shares, representing approximately 16.7% of the outstanding Shares, assuming the exercise by such persons of their options exercisable within 60 days of such date. Each of the Company's executive officers and directors has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer. If the Company purchases 8,000,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 17.8% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their options exercisable within 60 days of January 30, 1998.

     Neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any associate or subsidiary of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof except that (i) executive officers of the Company purchased an aggregate of 192 Shares pursuant to the Retirement Savings Plan and (ii) Mr. J.C. Shaw made a gift of 58,409 Shares on December 19, 1997.

     Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's stock option plans and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors (including a nominee) or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE and the PSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the NYSE or the PSE.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 7.

14.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a straddle). In addition, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States shareholder (herein, a "Holder"). For purposes of this summary, a "United States shareholder" is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States person have the authority to control all substantial decisions relating to the trust. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local, or foreign tax consequences of participating in the Offer. Each Holder should consult such Holder's tax advisor as to the particular consequences to such Holder's participation in the Offer.

     Consequences to Tendering Shareholders of Exchange of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash in the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company.

     Under Section 302 of the Code, a Holder will recognize gain or loss from the disposition of Shares exchanged for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate" redemption with respect to such Holder, or (iii) is "not essentially equivalent to a dividend" with respect to such Holder. In applying each of the Section 302 tests, a Holder in general is deemed to own constructively the Shares actually owned by certain related individuals and entities. For example, an individual Holder is generally considered to own the Shares owned directly or indirectly by or for his or her spouse, his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the Shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities. A Holder, generally, also will be deemed to own Shares which the Holder has the right to acquire by exercise of an option.

     A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. A Holder that exchanges all Shares actually owned for cash pursuant to the Offer, but is not treated as having disposed of all Shares constructively owned pursuant to the Offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his or her exchange as a "complete termination" of his or her interest in the Company if certain technical requirements are met. Among other requirements, a Holder must include a statement with his or her 1998 federal income tax return notifying the Internal Revenue Service (the "IRS") that he or she has elected to waive the family attribution rules and agreeing to provide certain information in the future, and must not have any interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his or her tax advisor.

     An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding Shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test.

     A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     If a Holder sells Shares to persons other than the Company at or about the time such Holder also sells shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his or her tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer.

     If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Capital gain recognized as a result of the sale of a capital asset that has been held for more than one year (but not more than eighteen months) is eligible for capital gains taxation at a maximum rate of 28%. In order to be taxed at the more favorable capital gains rate of 20% (10% if the taxpayer is an individual that is subject to tax at the 15% ordinary income rate), the Shares being exchanged must have been held for more than eighteen months.

     Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through such Holder's broker) which blocks of Shares are tendered pursuant to the Offer if less than all of such Holder's Shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the Offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

     If a Holder is not treated under the Section 302 tests as recognizing gain or loss from the disposition of Shares exchanged for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (which the Company believes it has). Such a dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that such Holder owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate Holder, it will be eligible for a dividends-received deduction equal to 70% of the dividend (subject to (i) applicable holding period requirements with respect to the Shares and (ii) Shares with respect to which such Holder has incurred indebtedness). If a dividends-received deduction is available, it is expected that the dividend will constitute an "extraordinary dividend" under Section 1059 of the Code. As a result, a corporate Holder generally will be required to reduce its tax basis in its Shares (but not below zero) by the extent of the non-taxed portion of the dividend (i.e. the dividends-received deduction). If the non-taxed portion of the dividend exceeds the corporate Holder's tax basis in the Shares, the excess will be treated as gain resulting from the sale of the Shares. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

     The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see
Section 6 regarding a Holder's right to tender Shares subject to the condition that a specified minimum number of such Shares must be purchased (if any are purchased).

     Consequences to Shareholders Who do not Tender Pursuant to the Offer. Shareholders who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

     See Section 3 with respect to the application of backup withholding on payments made to all shareholders and federal income tax withholding to payments made to foreign shareholders.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by rules promulgated under the Exchange Act, which require that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in
Section 7 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by rules promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price range provided in this Offer or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the Offer will be extended until the expiration of such period of ten business days.

16.  FEES AND EXPENSES.

     The Company has retained Merrill Lynch to act as financial advisor and Dealer Manager in connection with the Offer. Merrill Lynch will receive an advisory fee for its services of $100,000 plus $0.06 for each Share purchased by the Company pursuant to the Offer. The Company also has agreed to reimburse Merrill Lynch for certain out-of-pocket expenses incurred in connection with the Offer, and to indemnify Merrill Lynch against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Merrill Lynch has been retained by the Company to render, and in the past has rendered, various investment banking and other advisory services to the Company, for which it has received compensation, and may render similar services to the Company in the future.

     The Company has retained Corporate Investor Communications, Inc. to act as Information Agent and Wachovia Bank, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17.  MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                          SHAW INDUSTRIES, INC.

     The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                              WACHOVIA BANK, N.A.

 By Registered or Certified Mail:     By Overnight Courier:       By Hand Delivery:         By New York Drop:
          Wachovia Bank,                 Wachovia Bank,            Wachovia Bank,             Wachovia Bank,
          Exchange Agent                 Exchange Agent            Exchange Agent             Exchange Agent
    Corporate Reorganizations       Corporate Reorganizations   Shareholder Services    c/o Boston Equiserve, L.P.
          P.O. Box 9061                70 Campanelli Drive           Department         Corporate Reorganizations
         Boston, MA 02205              Braintree, MA 02184     Wachovia East Building,          3rd Floor
                                                                      2nd Floor                55 Broadway
                                                               301 North Church Street      New York, NY 10006
                                                               Winston-Salem, NC 27101

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.

                               111 Commerce Road
                              Carlstadt, NJ 07072
                         Call Toll Free: (888) 203-8862
                           Banks and Brokerage Firms,
                          Please Call: (201) 896-1900

                      THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.
                             World Financial Center
                                  North Tower
                            New York, New York 10281
                         (212) 449-8971 (call collect)